29X Putnam Floating Rate Income Fund attachment

77D

Subject to shareholder approval at a shareholder meeting currently expected to be held within the next six months, the Trustees approved on June 10, 2004 the following revised versions of fundamental restriction (5):

(5)	The fund may not [m]ake loans, except by purchase of debt
obligations in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements, or by lending its portfolio securities.